FILED BY NORTHROP GRUMMAN CORPORATION
                                  PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14d-2 OF THE SECURITIES EXCHANGE ACT OF 1934 SUBJECT COMPANY: NEWPORT NEWS
                                  SHIPBUILDING INC.
                                  COMMISSION FILE NO.:  1-12385

NORTHROP GRUMMAN CORPORATION
Public Information
1840 Century Park East
Los Angeles, California  90067-2199
Telephone:        310-553-6262
Fax:              310-556-4561

Contact:        Randy Belote (Media) (703) 875-8525
                Gaston Kent (Investors) (310) 201-3423

FOR IMMEDIATE RELEASE

NORTHROP GRUMMAN EXTENDS TENDER OFFER
-------------------------------------
FOR ALL OUTSTANDING SHARES OF NEWPORT NEWS SHIPBUILDING
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     Los Angeles - July 5, 2001 - Northrop Grumman Corporation (NYSE: NOC)
today announced that it has extended its pending exchange offer for all outstanding shares of common stock, including associated rights, of Newport News Shipbuilding Inc. (NYSE: NNS) from July 5, 2001, to July 19, 2001, at midnight E.D.T.

     Approximately 2,837,000 shares of Newport News Shipbuilding common stock had been tendered as of 5:00 p.m. E.D.T. on July 5, 2001, including approximately 1,134,000 shares tendered pursuant to notices of guaranteed delivery.

     Northrop Grumman Corporation is a $15 billion global aerospace and defense company with its worldwide headquarters in Los Angeles, California. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and non-nuclear-powered shipbuilding and systems. With 80,000 employees and operations in 44 states and 25 countries. Northrop Grumman serves U.S. and international military, government and commercial users.

     THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF NEWPORT NEWS SHIPBUILDING. THE EXCHANGE OFFER STATEMENT (INCLUDING THE PROSPECTUS, THE RELATED LETTER OF ELECTION AND TRANSMITTAL AND OTHER OFFER DOCUMENTS) FILED BY NORTHROP GRUMMAN WITH THE SEC CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THE PROSPECTUS, THE RELATED LETTER OF ELECTION AND TRANSMITTAL AND CERTAIN OTHER DOCUMENTS WILL BE MADE AVAILABLE AT NO CHARGE TO ALL STOCKHOLDERS OF NEWPORT NEWS. THE EXCHANGE OFFER STATEMENT (INCLUDING THE PROSPECTUS, THE RELATED LETTER OF ELECTION AND TRANSMITTAL AND ALL OTHER DOCUMENTS FILED WITH THE SEC) WILL ALSO BE AVAILABLE AT NO CHARGE AT THIS SEC'S WEBSITE AT WWW.SEC.GOV.

                                   # # #



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